FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 21, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AU Optronics to invest NT$80 billion on its next generation fab – G6”, dated August 20, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 21, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AU OPTRONICS TO INVEST NT$80 BILLION ON ITS NEXT GENERATION FAB – G6

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept. AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608

Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, August 20, 2003 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) Chairman, K.Y. Lee, announced today, at its 2Q Investor Conference in Taipei, “The TFT-LCD industry has stabilized over time with excellent long term growth potentials.” He Added that the company’s next generation fab (L10) located at the Taichung Science Park will be utilizing Sixth Generation technology, with 1500mm X 1850mm dimensional mother glass and monthly first phase capacity estimated at 60k.

     Chairman Lee announced at the Investor Conference that the decision to utilize Sixth Generation technology for its next generation fab was made greatly in consideration of the company’s future positive expectations of LCD TV market. LCD TV panels of larger than 30 inches is expected to be of marked demand in coming years, and G6 fab technology is found to have the optimal cuts to feed this demand. By utilizing 1500mm x 1850mm dimensional mother glass, G6 technology can produce up to eight 32” panels, six 37” panels, or four 40” LCD TV panels. The Taichung Science Park site, which underwent groundbreaking late July this year, will be the site for the company’s Sixth Generation Fab., with production estimated for 2Q 2005.

1 of 3

News Release

     The company’s CFO, Max Cheng, added that the Taichung site would not only include AUO’s next generation fab, but also a colour filter plant (C10) and module plant (M10), totaling investments of NTD80 billion. This site will be the most complete and fully integrated manufacturing site, which places AU Optronics one notch ahead of the rest.

     Dr. Poyen Lu, the company’s Executive Vice President for Technology and Production stated that since the start up of G4 fab, and later into G5 fab., AUO has been self-sufficient, setting up the challenges of these next generation fabs with its own technological abilities. Monthly capacity for the company’s G5 fab is forecasted to reach 35k in September.

     The company placed on display its latest 30"W LCD TV panel, estimated for production by November and is already in strong demand. Considering its 15”, 17”, 20.1" and 26"W LCD TV are all full into production and within the next four months, AUO plans to launch additional 14", 17"W, and 46"W LCD TV panels, it is clear that AUO is aggressively strategizing for a full range of the LCD TV market.

H.B. Chen, President of AU Optronics reiterated, “ AUO is one of the two TFT-LCD Manufacturers in the world that produced a full range of application and sizes. G6 technology will bring to life our vision in the LCD TV market. Our flexible capabilities with a wide-range of fabs of different generations will enable us to provide all-round service to our clients. Our company will be the most flexible and competitive in the industry.”

ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

     Currently AUO operates three 3.5-generation and one fourth-generation TFT- LCD fab. A fifth-generation TFT-LCD fab., which commenced commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

In addition to manufacturing and assembly facilities in Taiwan, AUO has global

2 of 3

News Release

operations in China, Japan, and the United States. The company markets its TFT-LCDs through four business units including Audio Video Displays Applications, TV Displays Applications, Desktop Display Applications and Mobile Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com

#  # #

3 of 3